Exhibit 99.25(k)(5)

Form of

aam alternatives trust

MULTIPLE CLASS PLAN PURSUANT TO RULE 18F-3

AAM Alternatives Trust (the "Trust") on behalf of its series listed on Schedule A, as amended from time to time, (each a “Fund”) hereby adopts this plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), which sets forth the separate distribution arrangements and expense allocations of each class of shares of each Fund.

CLASS CHARACTERISTICS

Each class of shares of a Fund will represent an interest in the same portfolio of investments of the Fund and be identical in all respects to each other class of shares of the Fund, except as set forth below.

CLASS D: Class A shares will be subject to a Rule 12b-1 distribution fee with a maximum annual fee of 0.25% of average daily net assets and an initial sales charge (or, in certain circumstances, a contingent deferred sales charge).

CLASS S: Class C shares will be subject to a contingent deferred sales charge and a Rule 12b-1 distribution fee with a maximum annual fee of 0.85% of average daily net assets.

Class I: Class I shares will not be subject to any Rule 12b-1 fee or any sales charge.

The only differences among each class of shares of a Fund will relate solely to:

(a) distribution fee payments associated with a Rule 12b-1 plan for a particular class of shares and any other costs relating to implementing or amending such plan (including obtaining shareholder approval of such plan or any amendment thereto), which will be borne solely by shareholders of such class;

(b) shareholder service fee payments for a particular class of shares and any other costs relating to implementing or amending such plan, which will be borne solely by shareholders of such class;

(c) different class expenses, which will be limited to the following expenses determined by the Board of Trustees to be attributable to a specific class of shares:

(i) printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses, and proxy statements to current shareholders of a specific class;

(ii) Securities and Exchange Commission registration fees and state “blue sky” fees incurred by a specific class;

(iii) litigation or other legal expenses relating to a specific class;

(iv) Trustee fees or expenses incurred as a result of issues relating to a specific class;

(v) accounting expenses relating to a specific class; and

(vi) voting rights related to any Rule 12b-1 Plan affecting a specific class of shares;

(d) different transfer agency fees attributable to a specific class;

(e) exchange privileges;

(f) conversion features;

(g) class names or designations; and

(h) initial and/or contingent deferred sales charges.

INCOME AND EXPENSE ALLOCATION

Certain expenses attributable to a Fund, and not to a particular series, will be borne by each series on the basis of the relative aggregate net assets of the series. Expenses that are attributable to a Fund, but not to a particular class thereof, will be borne by each class of the Fund on the basis of relative net assets of the classes. Notwithstanding the foregoing, the investment manager or other service provider may waive or reimburse the expenses of a specific class or classes to the extent permitted under Rule 18f-3 under the 1940 Act.

A class of shares may bear expenses that are directly attributable to such class as set forth above.

DIVIDENDS AND DISTRIBUTIONS

Dividends and other distributions paid by a Fund to each class of shares, to the extent that any dividends are paid, will be calculated in the same manner, at the same time, on the same day, and will be in the same amount, except that any distribution fees, shareholder service fees and class expenses allocated to a class will be borne exclusively by that class.

CONVERSION OF SHARES

A share conversion is a transaction in which shares of one class of a Fund are exchanged for shares of another class of the Fund. Share conversions can occur between Class D, Class S and Class I shares of a Fund. Generally, a shareholder may request a share conversion when a shareholder becomes eligible for another share class of the Fund or no longer meets the eligibility of the share class owned by the shareholder (and another class exists for which the shareholder would be eligible).

In addition, a Fund reserves the right to mandatorily convert shareholders from one class to another if they no longer qualify as eligible for their existing class, or if they become eligible for another class and such conversion does not adversely affect the shareholder. Such mandatory conversions may be as a result of a change in value of an account due to market movements, exchanges or redemptions. The Fund will notify affected shareholders in writing prior to any mandatory conversion. For mandatory conversions, no sales load, fee or other charge will be imposed.

In addition, a Fund may have an automatic conversion applicable to Class S shares as may be described in the prospectus. Class S shares held for at least ten years, together with any Class C shares acquired through a reinvestment of dividends or distributions during the ten year period, are eligible for automatic conversion into Class D shares of the same Fund in accordance with the terms described in the relevant prospectus. Certain financial intermediaries may have different Class S share automatic conversion policies as may be described in the prospectus. For automatic Class S share conversions, no sales load, fee or other charge will be imposed.

The automatic conversion feature of Class S shares of a Fund shall be suspended at any time that the Board of Trustees of the Fund determines that (i) the assessment of the higher fee under the Fund's Rule 12b-1 Plan for Class S results in the Fund's dividends or distributions constituting a preferential dividend under the Internal Revenue Code of 1986, as amended, and (ii) the conversion of Class S shares into Class D shares constitutes a taxable event under federal income tax law. In addition, the Board of Trustees of the Fund may suspend the automatic conversion feature by determining that any other condition to conversion set forth in the relevant prospectus, as amended from time to time, is not satisfied. The terms of a Fund’s prospectus may also contain exceptions to the automatic conversion feature of Class S shares described above, including but not limited to exceptions for certain types of Class S shareholders or for Class S shares held through certain financial intermediaries.

The Board of Trustees of the Fund may also suspend the automatic conversion of Class S shares if it determines that suspension is appropriate to comply with the requirements of the 1940 Act, or any rule or regulation issued thereunder, relating to voting by Class S shareholders on the Fund's Rule 12b-1 Plan for Class D shares or, in the alternative, the Board of Trustees may provide Class S shareholders with alternative conversion or exchange rights.

A share conversion is not expected to result in the recognition of gain or loss by a shareholder for U.S. federal income tax purposes.

GENERAL

Any distribution arrangement of a Fund or any services, including distribution fees pursuant to Rule 12b-1 under the 1940 Act and any initial sales charge or contingent deferred sales charges, will comply with Article III, Section 26 of the Rules of Fair Practice of the National Association of Securities Dealers, Inc.

Any material amendment to this Plan must be approved by a majority of the Board of Trustees of the Fund, including a majority of those Trustees who are not interested persons of the Fund.

Approved on September 17, 2025.

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SCHEDULE A

Funds

AAM/Wilshire Infrastructure Fund